UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Amendment No. 2

FSI INTERNATIONAL, INC.

(Name of Subject Company (Issuer))

RB MERGER CORP.

and

TOKYO ELECTRON LIMITED

(Names of Filing Persons (Offerors))

Common Stock, no par value

(Title of Class of Securities)

302633102

(CUSIP Number of Class of Securities)

Zoltan Papp

General Counsel

Tokyo Electron Limited

Akasaka Biz Tower

3-1 Akasaka 5-chome,

Minato-ku,

Tokyo 107-6325

(512) 424-1026

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

R. Scott Cohen

Jones Day

2727 N. Harwood Street

Dallas, TX 76021

(214) 220-3939

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$252,707,596.75	$28,960.29

*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Calculated by (a) multiplying $6.20, the per share tender offer price, by 42,571,768 shares of common stock of FSI International, Inc., which includes (i) 39,329,304 shares of common stock issued and outstanding (including 25,000 shares of restricted stock) and (ii) 3,242,464 shares of common stock subject to outstanding stock options with an exercise price less than $6.20, and (b) subtracting the aggregate option exercise price of such options.
**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is calculated by multiplying the Transaction Valuation by .00011460.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $28,960.29	Filing Party: Tokyo Electron Limited and RB Merger Corp.
Form or Registration No.: Schedule TO	Date Filed: August 27, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

CUSIP Number:

302633102

This Amendment No. 2 to the Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) amends and supplements the Schedule TO relating to the tender offer RB Merger Corp., a Minnesota corporation (“Purchaser”), an indirect wholly-owned subsidiary of Tokyo Electron Limited, a Japanese corporation (“Tokyo Electron”), to purchase all outstanding shares of common stock, no par value (the “Shares”), of FSI International, Inc., a Minnesota corporation (“FSI”), at a price of $6.20 per Share, net to the seller in cash, without interest thereon and subject to reduction for any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 27, 2012 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”), copies of which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. All the information set forth in the Offer to Purchase is incorporated herein by reference in response to Items 1 through 9 and Item 11 in this

Schedule TO and is supplemented by the information specifically provided in this Schedule TO. The Agreement and Plan of Merger, dated as of August 13, 2012, by and among FSI, Tokyo Electron and Purchaser, a copy of which is attached as Exhibit (d)(1) hereto is incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase.

Item 4.	Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented to include the information set forth below.

(1) The first sentence of the third paragraph of Section 1—“Terms of the Offer” and the first sentence of the second paragraph of Section 11—“Purpose of the Offer and Plans for FSI; Transaction Documents—The Merger Agreement—The Offer” are each hereby amended and restated in their entirety as follows:

“Purchaser expressly reserves the right (but is not obligated), at any time or from time to time, in each case, prior to the Expiration Date, to waive or to make any change in the terms and conditions of the Offer in any respect.”

(2) The final paragraph of Section 3—“Procedures for Tendering Shares” is hereby amended and restated in its entirety as follows:

“Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by Purchaser in its sole and absolute discretion. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of Purchaser, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular shareholder whether or not similar defects or irregularities are waived in the case of any other shareholder. No tender of Shares will be deemed to have been validly made until all defects and irregularities relating thereto have been cured or waived. None of Tokyo Electron, Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent, the Dealer Manager or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. All questions as to the interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Instructions thereto and any other documents related to the Offer) will be determined by Purchaser, in its sole and absolute discretion.”

(3) The final paragraph of Section 4—“Withdrawal Rights” is hereby amended and restated in its entirety as follows:

“All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion. No withdrawal of Shares shall be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Tokyo Electron, Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent, the Dealer Manager, or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give that notification.”

(4) The first sentence of the final paragraph of Section 13—“Conditions of the Offer” is hereby amended and restated in its entirety as follows:

“The Merger Agreement provides that the foregoing conditions are for the sole benefit of Tokyo Electron and Purchaser and may be waived only by Tokyo Electron or Purchaser, and then, in whole or in part, at any time and from time to time prior to the Expiration Date in the sole discretion of Tokyo Electron or Purchaser (except for any condition that may only be waived with FSI’s consent).”

(5) Section 15—“Certain Legal Matters; Regulatory Approvals—Foreign Antitrust Laws—German Antitrust Laws” is hereby amended by adding the following to the end of such section:

“On September 3, 2012, the FCO cleared the concentration and confirmed that the Offer does not satisfy the criteria for prohibition under German law and may be consummated. Accordingly, the condition to the Offer relating to obtaining the approval of the FCO has been satisfied.”

Item 11.	Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented to include the information set forth above under Item 4, which is incorporated in this Item 11 by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TOKYO ELECTRON LIMITED

By:	/s/ Kenji Washino
Name:	Kenji Washino
Title:	Executive Vice President, Corporate Business Strategy

RB Merger Corp.

By:	/s/ Kenji Washino
Name:	Kenji Washino
Title:	Chief Executive Officer and Chief Financial Officer

Dated: September 4, 2012

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated August 27, 2012*

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9)*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Text of joint press release issued by Tokyo Electron and FSI, dated August 13, 2012 (incorporated by reference to Exhibit 99.1 of the Schedule TO-C filed by Tokyo Electron and Purchaser with the Securities and Exchange Commission on August 13, 2012)*

(a)(1)(G)	Text of summary advertisement, as published in the Wall Street Journal on August 27, 2012*

(a)(1)(H)	Text of press release of Tokyo Electron announcing launch of Tender Offer, dated August 27, 2012*

(a)(5)(A)	Text of Class Action Complaint, dated August 15, 2012 (Barry Bragger v. Donald S. Mitchell, et al.)*

(a)(5)(B)	Text of Class Action Complaint, dated August 16, 2012 (Elizabeth Kuzio v. Donald S. Mitchell, et al.)*

(a)(5)(C)	Text of Class Action Complaint, dated August 17, 2012 (Tom Hoffman v. Donald S. Mitchell, et al.)*

(a)(5)(D)	Text of Individual and Class Action Complaint, dated August 28, 2012 (Adrian Calleros v. FSI International, Inc., et al.)*

(d)(1)	Agreement and Plan of Merger, dated as of August 13, 2012, by and among FSI, Tokyo Electron and Purchaser (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by FSI with the Securities and Exchange Commission on August 14, 2012)*

(d)(2)	Confidentiality Letter Agreement dated February 21, 2012, between FSI and Tokyo Electron*

(d)(3)	Employment Agreement, dated August 13, 2012, by and between FSI and Donald S. Mitchell (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by FSI with the Securities and Exchange Commission on August 14, 2012)*

(d)(4)	Employment Agreement, dated August 13, 2012, by and between FSI and Benno G. Sand (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by FSI with the Securities and Exchange Commission on August 14, 2012)*

(d)(5)	Employment Agreement, dated August 13, 2012, by and between FSI and Patricia M. Hollister (incorporated by reference to Exhibit 10.3 of the Current Report on Form 8-K filed by FSI with the Securities and Exchange Commission on August 14, 2012)*

(d)(6)	Employment Agreement, dated August 13, 2012, by and between FSI and John C. Ely (incorporated by reference to Exhibit 10.4 of the Current Report on Form 8-K filed by FSI with the Securities and Exchange Commission on August 14, 2012)*

(g)	Not applicable

(h)	Not applicable

*	Previously Filed.